Exhibit 99.2

Almacenes Éxito S.A.

Interim separate financial statements

As of March 31, 2024 and December 31, 2023 and for the Periods ended March 31, 2024 and 2023

Almacenes Éxito S.A.

Interim separate statement of financial position

At March 31, 2024 and at December 31, 2023

(Amounts expressed in millions of Colombian pesos)

	Notes	At March 31, 2024	At December 31, 2023
Current assets
Cash and cash equivalents	6	1,024,349	980,624
Trade receivables and other receivables	7	342,972	436,942
Prepayments	8	13,917	20,505
Receivables from related parties	9	98,241	82,266
Inventories, net	10	2,082,605	1,993,987
Financial assets	11	1,548	2,378
Tax assets	23	549,137	496,180
Assets held for sale	39	2,645	2,645
Total current assets		4,115,414	4,015,527

Non-current assets
Trade receivables and other receivables	7	15,532	16,376
Prepayments	8	3,132	3,245
Other non-financial assets from related parties	9	39,023	52,770
Financial assets	11	11,146	11,148
Deferred tax assets	23	169,223	130,660
Property, plant and equipment, net	12	1,947,879	1,993,592
Investment property, net	13	65,111	65,328
Rights of use asset, net	14	1,606,879	1,556,851
Other intangible, net	15	186,950	190,346
Goodwill	16	1,453,077	1,453,077
Investments accounted for using the equity method	17	4,488,316	4,091,366
Other assets		398	398
Total non-current assets		9,986,666	9,565,157
Total assets		14,102,080	13,580,684

Current liabilities
Loans and borrowings	19	1,583,251	578,706
Employee benefits	20	3,551	2,992
Provisions	21	30,405	16,406
Payable to related parties	9	90,068	209,607
Trade payables and other payable	22	3,443,702	4,144,324
Lease liabilities	14	299,795	290,080
Tax liabilities	23	89,658	100,449
Derivative instruments and collections on behalf of third parties	24	284,699	149,563
Other liabilities	25	116,819	200,604
Total current liabilities		5,941,948	5,692,731

Non-current liabilities
Loans and borrowings	19	206,368	236,812
Employee benefits	20	18,202	18,202
Provisions	21	11,484	11,499
Trade payables and other payable	22	19,342	37,348
Lease liabilities	14	1,527,191	1,481,062
Other liabilities	25	2,338	2,353
Total non-current liabilities		1,784,925	1,787,276
Total liabilities		7,726,873	7,480,007

Shareholders’ equity
Issued share capital	26	4,482	4,482
Reserves	26	1,507,316	1,431,125
Other equity components		4,863,409	4,665,070
Total shareholders’ equity		6,375,207	6,100,677
Total liabilities and shareholders’ equity		14,102,080	13,580,684

The accompanying notes are an integral part of the interim separate financial statements.

Almacenes Éxito S.A.

Interim separate statement of profit or loss

For the quarters ended March 31, 2024 and 2023

(Amounts expressed in millions of Colombian pesos)

		Quarters ended March 31,
	Notes	2024	2023
Continuing operations
Revenue from contracts with customers	27	3,834,590	3,738,304
Cost of sales	10	(3,072,936)	(2,950,518)
Gross profit		761,654	787,786

Distribution, administrative and selling expenses	28	(760,645)	(723,097)
Other operating revenue	30	4,357	10,597
Other operating expenses	30	(31,385)	(4,268)
Other (losses), net	30	(3,760)	(970)
Operating (loss) profit		(29,779)	70,048

Financial income	31	62,058	121,799
Financial cost	31	(169,702)	(205,440)
Share of profit in subsidiaries, associates and joint ventures	32	60,017	50,432
(Loss) profit before income tax from continuing operations		(77,406)	36,839

Income tax gain	23	39,543	8,279
(Loss) profit for the period		(37,863)	45,118

Earnings per share (*)

Basic earnings per share (*):
Basic (loss) earnings per share from continuing operations	33	(29.17)	34.76

(*) Amounts expressed in Colombian pesos.

The accompanying notes are an integral part of the interim separate financial statements.

Almacenes Éxito S.A.

Interim separate statement of other comprehensive income

For the quarters ended March 31, 2024 and 2023

(Amounts expressed in millions of Colombian pesos)

		Quarters ended March 31,
	Notes	2024	2023

(Loss) profit for the period		(37,863)	45,118

Other comprehensive income

Components of other comprehensive income that will not be reclassified to profit and loss, net of taxes
(Loss) from financial instruments designated at fair value	26	(273)	(179)
Total other comprehensive income that will not be reclassified to period results, net of taxes		(273)	(179)

Components of other comprehensive income that may be reclassified to profit and loss, net of taxes
Gain (loss) from translation exchange differences (1)	26	42,690	(234,583)
Gain (loss) from cash flow hedge	26	2,897	(5,446)
Total other comprehensive income that may be reclassified to profit or loss, net of taxes		45,587	(240,029)
Total other comprehensive income		45,314	(240,208)
Total comprehensive income		7,451	(195,090)

Earnings per share:

Basic earnings per share (*):
Basic (loss) earnings per share from continuing operations	33	5.74	(150.32)

(*) Amounts expressed in Colombian pesos.

(1) Represents exchange differences arising from the translation of assets, liabilities, equity and results of foreign operations into the reporting currency.

The accompanying notes are an integral part of the interim separate financial statements.

Almacenes Éxito S.A.

Interim separate statement of changes in equity

At March 31, 2024 and 2023

(Amounts expressed in millions of Colombian pesos)

	Issued share capital	Premium on the issue of shares	Treasury shares	Legal Reserve	Occasional reserve	Reserves for acquisition of treasury shares	Reserve for future dividends distribution	Other reserves	Total Reserves	Other comprehensive income	Retained earnings	Other equity components	Total shareholders’ equity
	Note 26	Note 26	Note 26	Note 26	Note 26	Note 26	Note 26	Note 26	Note 26	Note 26
Balance at December 31, 2022	4,482	4,843,466	(319,490)	7,857	630,346	418,442	155,412	329,529	1,541,586	(966,902)	515,564	1,520,282	7,138,988
Declared dividend (Note 37)	-	-	-	-	(217,392)	-	-	-	(217,392)	-	-	-	(217,392)
Net income	-	-	-	-	-	-	-	-	-	-	45,118	-	45,118
Other comprehensive income	-	-	-	-	-	-	-	-	-	(249,303)	-	-	(249,303)
Appropriation to reserves	-	-	-	-	99,072	-	-	-	99,072	-	(99,072)	-	-
Changes in interest in the ownership of subsidiaries that do not result in loss of control	-	-	-	-	-	-	-	-	-	-	-	4	4
Equity impact on the inflationary effect of subsidiary Libertad S.A.	-	-	-	-	-	-	-	-	-	-	-	195,225	195,225
Equity impact on the valuation put effect of subsidiary Grupo Disco del Uruguay S.A.	-	-	-	-	-	-	-	-	-	9,095	-	16,480	25,575
Other net (decrease) in shareholders’ equity	-	-	-	-	(2,108)	-	-	-	(2,108)	-	(508)	-	(2,616)
Balance at March 31, 2023	4,482	4,843,466	(319,490)	7,857	509,918	418,442	155,412	329,529	1,421,158	(1,207,110)	461,102	1,731,991	6,935,599
Balance at December 31, 2023	4,482	4,843,466	(319,490)	7,857	509,918	418,442	155,412	339,496	1,431,125	(2,304,046)	534,333	1,910,807	6,100,677
Declared dividend (Note 37)	-	-	-	-	(65,529)	-	-	-	(65,529)	-	-	-	(65,529)
Net (loss)	-	-	-	-	-	-	-	-	-	-	(37,863)	-	(37,863)
Other comprehensive income	-	-	-	-	-	-	-	-	-	65,093	-	-	65,093
Appropriation to reserves	-	-	-	-	125,998	-	-	-	125,998	-	(125,998)	-	-
Changes in interest in the ownership of subsidiaries that do not result in loss of control	-	-	-	-	-	-	-	-	-	-	-	4	4
Equity impact on the inflationary effect of subsidiary Libertad S.A.	-	-	-	-	-	-	-	-	-	-	-	324,817	324,817
Equity impact on the valuation put effect of subsidiary Grupo Disco del Uruguay S.A.	-	-	-	-	-	-	-	-	-	(19,779)	-	7,675	(12,104)
Other net increase (decrease) in shareholders’ equity	-	-	-	-	-	-	-	15,722	15,722	-	(15,610)	-	112
Balance at March 31, 2024	4,482	4,843,466	(319,490)	7,857	570,387	418,442	155,412	355,218	1,507,316	(2,258,732)	354,862	2,243,303	6,375,207

The accompanying notes are an integral part of the interim separate financial statements.

Almacenes Éxito S.A.

Interim separate statement of cash flows

For the quarters ended March 31, 2024 and 2023

(Amounts expressed in millions of Colombian pesos)

		Quarters ended March 31,
	Notes	2024	2023
Operating activities
(Loss) profit for the period		(37,863)	45,118
Adjustments to reconcile (loss) profit for the period
Current income tax	23	580	700
Deferred income tax	23	(40,123)	(8,979)
Interest, loans and lease expenses	31	85,883	68,980
(Gain) loss from changes in fair value of derivative financial instruments	31	(576)	29,158
Allowance for expected credit losses (gain), net	7.1	1,662	(442)
Losses on inventory obsolescence and damages, net	10.1	2,773	283
Employee benefit provisions	20	559	564
Provisions and reversals	21	19,369	(2,658)
Depreciation of property, plant and equipment, investment property and right of use asset	12; 13; 14	132,069	123,482
Amortization of intangible assets	15	6,699	6,272
Share of profit in associates and joint ventures accounted for using the equity method	32	(60,017)	(50,432)
Loss from the disposal of non-current assets		3,831	1,807
Interest income	31	(1,960)	(6,583)
Operating income before changes in working capital		112,886	207,270

Decrease in trade receivables and other accounts receivable		100,434	62,272
Decrease in prepayments		6,701	4,890
(Increase) decrease in receivables from related parties		(16,706)	4,170
(Increase) in inventories		(91,391)	(77,376)
Decrease in tax assets		14,881	22,418
Payments of provisions	21	(5,385)	(8,697)
(Decrease) in trade payables and other accounts payable		(747,405)	(971,036)
(Decrease) in accounts payable to related parties		(117,888)	(21,507)
(Decrease) in tax liabilities		(10,791)	(24,327)
(Decrease) in other liabilities		(83,799)	(61,708)
Income tax, net		(67,275)	(45,303)
Net cash flows (used in) operating activities		(905,738)	(908,934)

Investing activities
Advances to subsidiaries and joint ventures		26,753	6
Acquisition of property, plant and equipment	12.1	(49,673)	(113,983)
Acquisition of intangible assets	15	(3,684)	(8,776)
Proceeds of the sale of property, plant and equipment		50	-
Dividends received		19,108	16,216
Net cash flows (used in) investing activities		(7,446)	(106,537)

Financing activities
Cash flows provided by changes in interests in subsidiaries that do not result in loss of control		8	7
Proceeds paid from financial assets		2	3
Received (payments) from collections on behalf of third parties		139,835	(54,698)
Proceeds from loans and borrowings	19	1,000,000	700,000
Repayment of loans and borrowings	19	(50,000)	(12,083)
Payments of interest of loans and borrowings	19	(24,334)	(24,449)
Lease liabilities paid	14.2	(73,717)	(67,367)
Interest on lease liabilities paid	14.2	(36,845)	(29,905)
Dividends paid	37	-	(217,226)
Interest received	31	1,960	6,583
Net cash flows provided by financing activities		956,909	300,865

Net increase (decrease) in cash and cash equivalents		43,725	(714,606)
Cash and cash equivalents at the beginning of period	6	980,624	1,250,398
Cash and cash equivalents at the end of period	6	1,024,349	535,792

The accompanying notes are an integral part of the interim separate financial statements.

Note 1. General information

Almacenes Éxito S.A., (hereinafter the Company) was incorporated pursuant to Colombian laws on March 24, 1950; its headquarter is located Carrera 48 No. 32B Sur - 139, Envigado, Colombia. The life span of the Company goes to December 31, 2150.

The Company is listed on the Colombia Stock Exchange (BVC) since 1994 and is under the supervision of the Financial Superintendence of Colombia; is a foreign issuer with the Brazilian Securities and Exchange Commission (CVM) and is a foreign issuer with the U.S the Securities and Exchange Commission (SEC).

Interim separate financial statements as of March 31, 2024, were authorized for issue in accordance with resolution of directors of the Company on May 8, 2024.

The Company´s corporate purpose is to:

-	Acquire, store, transform and, in general, distribute and sell under any trading figure, including funding thereof, all kinds of goods and products, produced either locally or abroad, on a wholesale or retail basis, physically or online.

-	Provide ancillary services, namely grant credit facilities for the acquisition of goods, grant insurance coverage, carry out money transfers and remittances, provide mobile phone services, trade tourist package trips and tickets, repair and maintain furnishings, complete paperwork and energy trade.

-	Give or receive in lease trade premises, receive or give, in lease or under occupancy, spaces or points of sale or commerce within its trade establishments intended for the exploitation of businesses of distribution of goods or products, and the provision of ancillary services.

-	Incorporate, fund or promote with other individuals or legal entities, enterprises or businesses intended for the manufacturing of objects, goods, articles or the provision of services related with the exploitation of trade establishments.

-	Acquire property, build commercial premises intended for establishing stores, malls or other locations suitable for the distribution of goods, without prejudice to the possibility of disposing of entire floors or commercial premises, give them in lease or use them in any convenient manner with a rational exploitation of land approach, as well as invest in property, promote and develop all kinds of real estate projects.

-	Invest resources to acquire shares, bonds, trade papers and other securities of free movement in the market to take advantage of tax incentives established by law, as well as make temporary investments in highly liquid securities with a purpose of short-term productive exploitation; enter into firm factoring agreements using its own resources; encumber its chattels or property and enter into financial transactions that enable it to acquire funds or other assets.

-	In the capacity as wholesaler and retailer, distribute oil-based liquid fuels through service stations, alcohols, biofuels, natural gas for vehicles and any other fuels used in the automotive, industrial, fluvial, maritime and air transport sectors, of all kinds.

At December 31, 2023, the immediate holding company, or controlling entity of the Company was Casino Guichard-Perrachon S.A., which owned 47.29% (directly and indirectly) of its ordinary shares and control of its board of directors. Casino, Guichard-Perrachon S.A., is ultimately controlled by Mr. Jean-Charles Henri Naouri.

At March 31, 2024 and as a consequence of mentioned in Note 5, the immediate holding company, or controlling entity of the Company is Cama Commercial Group Corp., which owns 86.84% (directly and indirectly) of its ordinary shares. Cama Commercial Group Corp. is controlled by Clarendon Worldwide S.A., controlled by Fundación El Salvador del mundo, which is ultimately controlled by Mr. Francisco Javier Calleja Malaina.

The Company is registered in the Camara de Comercio Aburrá Sur.

Note 2. Basis of preparation and other significant accounting policies

The separate financial statements as of December 31, 2023, and the interim separate financial statements as of March 31, 2024, and for the quarters ended March 31, 2024, and 2023 have been prepared in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) and established in Colombia by Law 1314 of 2009, regulated by Decree 2420 of 2015 “Sole Regulatory Decree of Accounting and Financial Information and Information Assurance Standards” and the other amending decrees.

The interim separate financial statements are disclosure in accordance with IAS 34 and should be read in conjunction with the separate financial statements as of December 31, 2023, and do not include all the information required for a separate financial statement disclosure in accordance with IAS 1. However, some notes have been included to explain events and transactions that are relevant to understanding the changes in Company’s financial situation, as well as the operating performance since December 31, 2023.

The financial statements have been prepared on a historical cost basis, except for derivative financial instruments and financial instruments measured at fair value.

The Company has prepared the financial statements on the basis that it will continue to operate as a going concern.

Note 3. Accounting policies

The accompanying interim separate financial statements at March 31, 2024 have been prepared using the same accounting policies, measurements and bases used to present the separate financial statements for the year ended December 31, 2023, except for new and modified standards and interpretations applied starting January 1, 2024 and for mentioned in Note 3.1.

The adoption of the new standards in force as of January 1, 2024, mentioned in Note 4.1., did not result in significant changes in these accounting policies as compared to those applied in preparing the separate financial statements at December 31, 2023 and no significant effect resulted from adoption thereof.

Nota 3.1. Voluntary changes in accounting policies

Starting on January 1, 2024, the Company made a voluntary change in its inventory valuation policy by changing from the first-in, first-out (FIFO) method to the Average Cost method.

The Average Cost valuation method is practical, concise, and aligns with assertions of integrity and accuracy in inventory valuation balances. The voluntary change is supported by the belief that the Average Cost method provides a more consistent and stable valuation, offering a clearer economic understanding of profitability in current circumstances, this facilitates more informed decisions regarding pricing, purchase volumes, and inventory management. The method promises a more accurate description of the actual cost of goods sold during the period by considering (a) inflation effects on inventory costs, (b) the impact of inventory turnover on the cost of sales, (d) uniform distribution of inventory cost fluctuations over the period, and (d) avoidance of volatile outcomes inherent in the FIFO method during periods of price fluctuations (year-end or anniversary promotional events).

The minor impact of this change on (loss) earnings per share and net (loss) income for the quarters ended March 31, 2024, and 2023 and on the inventory, cost of sales and equity method accounts at December 31, 2023, is as follows:

	Quarters ended March 31,
	2024		2023		December 31, 2023
	(Loss) per share (expressed in Colombian pesos)	Net (loss)	Earnings per share (expressed in Colombian pesos)	Net income	Inventories	Cost of sales	Equity method
Adjustment	(0,53)	(693)	1,72	2,233	11,534	(7,678)	(5,445)
Percentage	1.83%	1.83%	4.94%	4.94%	0.59%	0.26%	10.79%

Note 4. Adoption of new standards, amendments to and interpretations of existing standards issued by the IASB.

Note 4.1. New and amended standards and interpretations.

The Company applied amendments and new interpretations to IFRS as issued by IASB, which are effective for accounting periods beginning on January 1, 2024. The new standards adopted are as follows:

Statement	Description	Applicable periods / impact
Amendment to IAS 1 – Non-current Liabilities with Covenants

This amendment, which amends IAS 1– Presentation of Financial Statements, aims to improve the information companies provide on long-term covenanted debt by enabling investors to understand the risk of early repayment of debt.

IAS 1 requires a company to classify debt as non-current only if the company can avoid settling the debt within 12 months of the reporting date. However, a company’s ability to do so is often contingent on compliance with covenants. For example, a business might have long-term debt that could be repayable within 12 months if the business defaults in that 12-month period. The amendment requires a company to disclose information about these covenants in the notes to the financial statements.

These changes did not have any impact in the financial statements. Before the issuance of this Amendment, the Company reviewed non-financial covenants to disclosure its compliance.

Amendment to IFRS 16 – Lease Liability in a Sale and Leaseback.

This Amendment, which amends IFRS 16 – Leases, guides at the subsequent measurement that a company must apply when it sells an asset and subsequently leases the same asset to the new owner for a period.

IFRS 16 includes requirements on how to account for a sale with leaseback on the date the transaction takes place. However, this standard had not specified how to measure the transaction after that date. These amendments will not change the accounting for leases other than those arising in a sale-leaseback transaction.

These changes did not have any impact in the financial statements.

Statement	Description	Applicable periods / impact
Amendment to IAS 7 and IFRS 17 - Supplier finance arrangements.

This Amendment, which amends IAS 7 - Statement of Cash Flows and IFRS 7 - Financial Instruments: Disclosures, aims to enhance the disclosure requirements regarding supplier financing agreements. It enables users of financial statements to assess the effects of such agreements on the entity’s liabilities and cash flows, as well as the entity’s exposure to liquidity risk.

The Amendment requires the disclosure of the amount of liabilities that are part of the agreements, disaggregating the amounts for which financing providers have already received payments from the suppliers, and indicating where the liabilities are presented in the balance sheet. Additionally, it mandates the disclosure of terms and conditions, payment maturity date ranges, and liquidity risk information.

Supplier financing agreements are characterized by one or more financing providers offering to pay amounts owed by an entity to its suppliers, according to the terms and conditions agreed upon between the entity and its supplier.

These changes did not have any impact in the financial statements. Before the issuance of this Amendment, the Company disclosed these liabilities.

IFRS S1 - General Requirements for Disclosure of Sustainability-related Financial Information.

The objective of IFRS S1 - General Requirements for the Disclosure of Sustainability–related Financial Information, is to require an entity to disclose information about all risks and opportunities related to sustainability that could reasonably be expected to affect the entity’s cash flows, its access to financing, or the cost of capital in the short, medium, or long term. These risks and opportunities are collectively referred to as “sustainability-related risks and opportunities that could reasonably be expected to affect the entity’s prospects.” The information is expected to be useful for the primary users of general-purpose financial reports when making decisions related to providing resources to the entity.

In the financial statements at December 31, 2024, should be presented the disclosures related of this IFRS S1.

IFRS 2 - Climate-related Disclosures	The objective of IFRS S2 - Climate-related Disclosures, is to require an entity to disclose information about all risks and opportunities related to climate that could reasonably be expected to affect the entity’s cash flows, its access to financing, or the cost of capital in the short, medium, or long term (collectively referred to as “climate information”). The information is expected to be useful for the primary users of general-purpose financial reports when making decisions related to providing resources to the entity.	In the financial statements at December 31, 2024, should be presented the disclosures related of this IFRS S2.

Note 4.2. New and revised standards and interpretations issued and not yet effective

The Company has not early adopted the following new and revised IFRSs, which have already been issued but not yet in effect up to the date of the issuance of the separate financial statements:

Statement	Description	Applicable periods
Amendment to IAS 21 – Lack of Exchangeability

This Amendment, which amends IAS 21 – The Effects of Changes in Foreign Exchange Rates, aims to establish the accounting requirements for when one currency is not exchangeable for another currency, specifying the exchange rate to be used and the information that should be disclosed in the financial statements.

The Amendment will allow companies to provide more useful information in their financial statements and will assist investors in addressing an issue not previously covered in the accounting requirements for the effects of exchange rate variations.

January 1, 2025, with early adoption permitted. No material effects are expected from the application of this Amendment.

Note 5. Relevant facts

Change in controlling entity

On January 22, 2024, 86.84% of the common shares of the Company were awarded to Cama Commercial Group Corp. as a result of the completion of the tender offer that this company had signed with Grupo Casino and Companhia Brasileira de Distribuição S.A. – CBD at October 13, 2023. With this award, Cama Commercial Group Corp. became the immediate holding of the Company.

Note 6. Cash and cash equivalents

The balance of cash and cash equivalents is shown below:

	March 31, 2024	December 31, 2023
Cash at banks and on hand	1,020,423	970,325
Fiduciary rights – money market like (1)	2,572	8,981
Funds	1,354	1,318
Total cash and cash equivalents	1,024,349	980,624

(1)	The balance is as follows:

	March 31, 2024	December 31, 2023
Fiduciaria Bogota S.A.	1,725	2,600
BBVA Asset S.A.	272	165
Fondo de Inversión Colectiva Abierta Occirenta	218	167
Fiducolombia S.A.	207	5,264
Credicorp Capital	80	613
Corredores Davivienda S.A.	70	172
Total fiduciary rights	2,572	8,981

The decrease is due to transfers of fiduciary rights to cash on hand and banks to be used in the operation of the Company.

At March 31, 2024, the Company recognized interest income from cash at banks and cash equivalents in the amount of $1,960 (March 31, 2023 - $6,583), which were recognized as financial income as detailed in Note 31.

At March 31, 2024 and at December 31, 2023, cash and cash equivalents were not restricted or levied in any way as to limit availability thereof.

Note 7. Trade receivables and other account receivables

The balance of trade receivables and other account receivables is shown below:

	March 31, 2024	December 31, 2023
Trade receivables (Note 7.1.)	179,361	229,753
Other account receivables (Note 7.2.)	179,143	223,565
Total trade receivables and other account receivables	358,504	453,318
Current	342,972	436,942
Non-Current	15,532	16,376

Note 7.1. Trade receivables

The balance of trade receivables is shown below:

	March 31, 2024	December 31, 2023
Trade accounts	128,118	177,252
Sale of real-estate project inventories	39,586	39,277
Rentals and dealers	11,008	11,466
Net investment in leases	6,245	5,903
Employee funds and lending	91	15
Allowance for expected credit loss	(5,687)	(4,160)
Trade receivables	179,361	229,753

An analysis is performed at each reporting date to estimate expected credit losses. The allowance rates are based on days past due for groupings of various customer segments with similar loss patterns (i.e., product type and customer rating). The calculation reflects the probability-weighted outcome and reasonable and supportable information that is available at the reporting date about past events and current conditions. Generally, trade receivables and other accounts receivable are written-off if past due for more than one year.

The allowance for expected credit loss is recognized as expense in profit or loss. During the quarter ended March 31, 2024, the net effect of the allowance for expected credit loss on the statement of profit or loss represents expense of $1,662 ($442 - income for the quarter ended March 31, 2023).

The movement in the allowance for expected credit losses during the periods was as follows:

Balance at December 31, 2022	5,093
Additions (Note 28)	3,308
Reversal of allowance for expected credit losses (Note 30)	(3,750)
Write-off of receivables	(88)
Balance at March 31, 2023	4,563

Balance at December 31, 2023	4,160
Additions (Note 28)	3,864
Reversal of allowance for expected credit losses (Note 30)	(2,202)
Write-off of receivables	(135)
Balance at March 31, 2024	5,687

Note 7.2. Other account receivables

The balance of other account receivables is shown below:

	March 31, 2024	December 31, 2023
Business agreements	92,852	120,237
Recoverable taxes (1)	35,036	47,793
Other loans or advances to employees	30,546	31,295
Money remittances	15,214	18,892
Money transfer services	611	653
Sale of property, plant, and equipment	112	112
Other	4,772	4,583
Total other account receivables	179,143	233,565

(1)	The decrease corresponds mainly to compensation of a favorable balance in VAT.

Note 8. Prepayments

	March 31, 2024	December 31, 2023
Insurance	13,258	19,668
Lease payments made before commencement date	3,506	3,619
Other prepayments	285	463
Total prepayments	17,049	23,750
Current	13,917	20,505
Non-Current	3,132	3,245

Note 9. Related parties

As mentioned in the control´s change in Note 5, the next companies are considered as related parties, which ones, at the date of this financial statements there were not transactions:

-	Fundación Salvador del mundo;

-	N1 Investments, Inc.;

-	Clarendon Wolrwide S.A.;

-	Avelan Enterprise, Ltd.;

-	Foresdale Assets, Ltd.;

-	Invenergy FSRU Development Spain S.L.;

-	Talgarth Trading Inc.;

-	Calleja S. A. de C.V.

-	Camma Comercial Group. Corp.

Note 9.1. Significant agreements

Transactions with related parties refer mainly to transactions between the Company and its subsidiaries, associates, joint ventures and other related entities and were substantially made and accounted for in accordance with the prices, terms and conditions agreed upon between the parties, in market conditions and there were not free services. The agreements are detailed as follows:

-	Puntos Colombia S.A.S.: Agreement providing for the terms and conditions for the redemption of points collected under their loyalty program, among other services.

-	Compañía de Financiamiento Tuya S.A.: Partnership agreements to promote (i) the sale of products and services offered by the Company through credit cards, (ii) the use of these credit cards in and out of the Company stores and (iii) the use of other financial services agreed between the parties inside the Company stores.

-	Sara ANV S.A.: Agreement providing for the terms and conditions for the sale of services.

-	Almacenes Éxito Inversiones S.A.S.: Acquisition agreement of telephone plans and contact of administrative services.

-	Logística Transporte y Servicios Asociados S.A.S.: Agreement to receive transportation services, contracts for the sale of merchandise, administrative services and reimbursement of expenses.

-	Transacciones Energéticas S.A.S. E.S.P.: Contracts of energy trading services.

-	Éxito Industrias S.A.S.: Contracts for the lease of real estate and provision of services.

-	Éxito Viajes y Turismo S.A.S.: Contract for reimbursement of expenses and administrative services.

-	Patrimonio Autónomo Viva Malls: Real estate lease, administrative services, and reimbursement of expenses.

-	Marketplace Internacional Exito y Servicios S.A.S.: Software use license and contract for the service of “Éxito referrals”.

Note 9.2. Transactions with related parties

Transactions with related parties relate to revenue from retail sales and other services, as well as to costs and expenses related to purchase of goods and services received.

As mentioned in Note 1, at March 31, 2024, the controlling entity of the Company is Cama Commercial Group Corp. At December 31, 2023, the controlling entity of the Company was Casino Guichard-Perrachon S.A.

The amount of revenue arising from transactions with related parties is as follows:

	Quarters ended March 31,
	2024	2023
Subsidiaries (1)	16,849	13,901
Joint ventures (2)	15,729	17,480
Casino Group companies (3)	-	665
Total revenue	32,578	32,046

(1)	Revenue relates to the administration services to Éxito Industrias S.A.S., to Almacenes Éxito Inversiones S.A.S., to Transacciones Energéticas S.A.S. E.S.P., to Logística, Transporte y Servicios Asociados S.A.S. and to Patrimonios Autónomos (stand-alone trust funds); and to the lease of property to Patrimonios Autónomos and to Éxito Viajes y Turismo S.A.S.

The amount of revenue with each subsidiary is as follows:

	Quarters ended March 31,
	2024	2023
Patrimonios Autónomos	10,112	7,744
Almacenes Éxito Inversiones S.A.S.	5,193	4,733
Logística, Transporte y Servicios Asociados S.A.S.	733	751
Éxito Viajes y Turismo S.A.S.	434	419
Éxito Industrias S.A.S.	311	218
Transacciones Energéticas S.A.S. E.S.P.	66	36
Total	16,849	13,901

(2)	The amount of revenue with each joint venture is as follows:

	Quarters ended March 31,
	2024	2023
Compañía de Financiamiento Tuya S.A.
Commercial activation recovery	12,576	14,515
Yield on bonus, coupons and energy	1,341	1,486
Lease of real estate	1,083	996
Services	230	294
Total	15,230	17,291

Puntos Colombia S.A.S.
Services	264	189

Sara ANV S.A.
Services	235	-

Total	15,729	17,480

(3)	Revenue mainly relates to the provision of services and rebates from suppliers.

Revenue by each company is as follows:

	Quarters ended March 31,
	2024	2023
Relevan C Colombia S.A.S.	-	498
Casino International (a)	-	127
Distribution Casino France	-	40
Greenyellow Energía de Colombia S.A.S.	-	-
Total	-	665

The amount of costs and expenses arising from transactions with related parties is as follows:

	Quarters ended March 31,
	2024	2023
Subsidiaries (1)	97,842	86,939
Joint ventures (2)	28,300	28,004
Key management personnel (3)	33,025	17,407
Casino Group companies (4)	-	6,534
Controlling entity	-	5
Members of the Board	403	725
Total cost and expenses	159,570	139,614

(1)	Costs and expenses mainly refer to the purchase of goods for trading from Éxito Industrias S.A.S.; transportation services provided by Logística, Transporte y Servicios Asociados S.A.S.; leases and real estate management activities with Patrimonios Autónomos and Éxito Industrias S.A.S.; branding royalty expenses with Éxito Industrias S.A.S., purchase of corporate plans from Almacenes Éxito Inversiones S.A.S.; and services received, purchase of goods and reimbursements with other subsidiaries.

The amount of costs and expenses with each subsidiary is as follows:

	Quarters ended March 31,
	2024	2023
Logística, Transporte y Servicios Asociados S.A.S.	49,172	41,457
Patrimonios Autónomos	28,304	25,476
Éxito Industrias S.A.S.	14,930	15,210
Almacenes Éxito Inversiones S.A.S.	4,489	4,123
Transacciones Energéticas S.A.S. E.S.P.	528	239
Marketplace Internacional Exito y Servicios S.A.S.	305	388
Éxito Viajes y Turismo S.A.S.	114	46
Total	97,842	86,939

(2)	The amount of costs and expenses with each joint venture is as follows:

	Quarters ended March 31,
	2024	2023
Compañía de Financiamiento Tuya S.A.
Commissions on means of payment	3,257	3,616

Puntos Colombia S.A.S.
Cost of customer loyalty program	25,043	24,388

Total	28,300	28,004

(3)	Transactions between the Company and key management personnel, including legal representatives and/or administrators, mainly relate to labor agreements executed by and between the parties.

Compensation of key management personnel is as follows:

	Quarters ended March 31,
	2024	2023
Short-term employee benefits	32,813	16,912
Post-employment benefits	212	495
Total key management personnel compensation	33,025	17,407

(4)	Costs and expenses accrued mainly arise from intermediation in the import of goods, purchase of goods and consultancy services.

Costs and expenses by each company are as follows:

	Quarters ended March 31,
	2024	2023
Casino Guichard Perrachon S.A.	-	4,053
Distribution Casino France	-	1,189
International Retail and Trade Services IG.	-	599
Euris	-	501
Relevan C Colombia S.A.S.	-	115
Casino Services	-	77
Total	-	6,534

Note 9.3. Receivable and Other non-financial assets from related parties

	Receivable		Other non-financial assets
	March 31, 2024	December 31, 2023	March 31, 2024	December 31, 2023
Joint ventures (1)	58,896	44,178	38,743	52,490
Subsidiaries (2)	39,345	31,387	280	280
Casino Group companies (3)	-	5,135	-	-
Controlling entity	-	1,566	-	-
Total	98,241	82,266	39,023	52,770
Current	98,241	82,266	-	-
Non-Current	-	-	39,023	52,770

(1)	Balances relate to the following joint ventures and the following detail:

-	Receivables:

	March 31, 2024	December 31, 2023
Compañía de Financiamiento Tuya S.A.
Reimbursement of shared expenses, collection of coupons and other	5,846	4,697
Other services	9,321	1,744
Total	15,167	6,441

Puntos Colombia S.A.S.
Redemption of points	43,627	37,510

Sara ANV S.A.
Other services	102	227

Total receivables	58,896	44,178

-	Other non-financial assets:

The amount of $38,743as of March 31, 2024, corresponds to payments made to Compañía de Financiamiento Tuya S.A. for the subscription of shares that have not been recognized in its equity because authorization has not been obtained from the Superintendencia Financiera de Colombia. The amount of $52,490 as of December 31, 2023, corresponded to payments made to Compañía de Financiamiento Tuya S.A. for the subscription of shares that have not been recognized in its equity because authorization had not been obtained from the Superintendencia Financiera de Colombia; during 2024, authorization was obtained to register the equity increase.

(2)	The balance of receivables by each subsidiary and by each concept:

-	The balance of receivables by each subsidiary is as follows:

	March 31, 2024	December 31, 2023
Patrimonios Autónomos (a)	25,692	22,366
Libertad S.A.	7,315	7,277
Éxito Viajes y Turismo S.A.S.	4,477	96
Logística, Transporte y Servicios Asociados S.A.S.	741	378
Almacenes Éxito Inversiones S.A.S.	519	541
Éxito Industrias S.A.S.	357	502
Transacciones Energéticas S.A.S. E.S.P.	241	196
Marketplace Internacional Exito y Servicios S.A.S.	2	30
Devoto Hermanos S.A.	1	1
Total accounts receivable from subsidiaries	39,345	31,387

(a)	In 2024, includes $25,574 (2023 - $19,604) of dividend declared.

-	The balance of accounts receivable from subsidiaries by concept is as follows

	March 31, 2024	December 31, 2023
Charge for dividends declared	25,574	19,604
Strategic direction services	7,316	7,277
Administrative services	670	1,886
Reimbursement of expenses	289	450
Other services	5,496	2,170
Total accounts receivable from subsidiaries	39,345	31,387

(3)	Receivable from Casino Group companies represents reimbursement for payments to expats, supplier agreements and energy efficiency solutions.

	March 31, 2024	December 31, 2023
Casino International	-	3,224
Relevan C Colombia S.A.S.	-	1,082
Companhia Brasileira de Distribuição S.A. – CBD	-	822
Casino Services	-	7
Total Casino Group companies	-	5,135

Note 9.4. Payables to related parties

According to change of control mentioned in Note 5, payables to related parties with third parties owned to the last controlling entity at December 31, 2023, were reclassified to Trade payables and other payable.

The balance of payables to related parties is shown below:

	March 31, 2024	December 31, 2023
Joint ventures (1)	60,031	43,779
Subsidiaries (2)	30,037	164,180
Casino Group companies (3)		976
Controlling entity		672
Total	90,068	209,607

(1)	The balance of payables by each joint venture is as follows:

	March 31, 2024	December 31, 2023
Puntos Colombia S.A.S. (a)	53,450	43,733
Compañía de Financiamiento Tuya S.A.	6,581	44
Sara ANV S.A.	-	2
Total accounts payable to joint ventures	60,031	43,779

(a)	Represents the balance arising from points (accumulations) issued.

(2)	The balance of accounts payable to related parties and by concept are as follows:

-	The balance of payables by each subsidiary is as follows:

	March 31, 2024	December 31, 2023
Logística, Transporte y Servicios Asociados S.A.S.	9,869	16,559
Éxito Industrias S.A.	8,454	137,005
Transacciones Energéticas S.A.S. E.S.P.	4,796	3,223
Patrimonios Autónomos	4,380	3,576
Almacenes Éxito Inversiones S.A.S.	2,295	3,483
Marketplace Internacional Exito y Servicios S.A.S.	230	317
Éxito Viajes y Turismo S.A.S.	13	17
Total accounts payable to subsidiaries	30,037	164,180

-	The balance payable to subsidiaries by concept is as follows:

	March 31, 2024	December 31, 2023
Purchase of assets and inventories	8,303	134,424
Transportation service	8,174	14,858
Energy service	4,796	3,218
Mobile recharge collection service	2,031	3,453
Lease of property	1,211	2,510
Purchase of tourist trips	13	17
Other services received	5,509	5,700
Total accounts payable to subsidiaries	30,037	164,180

(3)	Payables to Casino Group companies such as intermediation in the import of goods, and consulting and technical assistance services.

	March 31, 2024	December 31, 2023
Casino Services	-	885
International Retail and Trade Services IG	-	91
Total Casino Group companies	-	976

Note 9.5. Lease liabilities with related parties

The balance of lease liabilities with related parties is as follows:

	March 31, 2024	December 31, 2023
Subsidiaries (Patrimonios autónomos - Stand-alone trust funds) (Note 14.2)	490,205	459,763
Current	55,031	49,934
Non-Current	435,174	409,829

Note 9.6. Collections on behalf of third parties with related parties

The balance of collections on behalf of third parties with related parties is as follows:

	March 31, 2024	December 31, 2023
Subsidiaries (1)	176,829	34,088
Joint ventures (2)	20,290	26,506
Total	197,119	60,594

(1)	Represents cash collected from subsidiaries as part of the in-house cash program (Note 24).

(2)	Mainly represents collections received from customers related to the Tarjeta Éxito cards owned by Compañía de Financiamiento Tuya S.A. (Note 24).

Note 10. Inventories, net and cost of sales

Note 10.1. Inventories, net

The balance of inventories is as follows:

	March 31, 2024	December 31, 2023
Inventories (1)	1,987,264	1,922,045
Inventories in transit	42,509	17,750
Raw materials	29,800	28,358
Real estate project inventories (2)	15,585	18,003
Materials, spares, accessories and consumable packaging	7,354	7,738
Production in process	93	93
Total inventories	2,082,605	1,993,987

(1)	The movement of the losses on inventory obsolescence and damages, included as lower value in inventories, during the reporting periods is shown below:

Balance at December 31, 2022	9,969
Loss recognized during the period (Note 10.2.)	283
Balance at March 31, 2023	10,252
Balance at December 31, 2023	17,947
Loss recognized during the period (Note 10.2.)	2,773
Balance at March 31, 2024	20,720

(2)	For 2024, represents López de Galarza real estate project for $776 (December 31, 2023 - $776) and Éxito Occidente real estate project for $14,809 (December 31, 2023 - $17,227).

At March 31, 2024, and at December 31, 2023, there are no restrictions or liens on the sale of inventories.

Note 10.2. Cost of sales

The following is the information related with the cost of sales, allowance for losses on inventory obsolescence and damages, and allowance reversal on inventories:

	Quarters ended March 31,
	2024	2023
Cost of goods sold (1)	3,455,215	3,335,111
Trade discounts and purchase rebates	(564,450)	(549,660)
Logistics costs (2)	147,446	123,689
Damage and loss	31,952	41,095
Loss recognized during the period (Note 10.1)	2,773	283
Total cost of sales	3,072,936	2,950,518

(1)	For the quarter ended March 31, 2024, includes $7,091 of depreciation and amortization cost (March 31, 2023 - $7,484).

(2)	The detail is shown below:

	Quarters ended March 31,
	2024	2023
Employee benefits	80,616	73,018
Services	48,424	34,353
Depreciations and amortizations	16,557	15,072
Upload and download operators	1,324	1,053
Leases	525	193
Total logistics costs	147,446	123,689

Note 11. Financial assets

The balance of financial assets is shown below:

	March 31, 2024	December 31, 2023
Financial assets measured at fair value through other comprehensive income (1)	10,676	10,676
Derivative financial instruments designated as hedge instruments (2)	1,474	2,378
Financial assets measured at fair value through profit or loss	470	472
Derivative financial instruments	74	-
Total financial assets	12,694	13,526
Current	1,548	2,378
Non-Current	11,146	11,148

(1)	Financial assets measured at fair value through other comprehensive income are equity investments not held for sale. The detail of these investments is as follows:

	March 31, 2024	December 31, 2023
Cnova N.V.	9,222	9,222
Fideicomiso El Tesoro etapa 4A y 4C 448	1,206	1,206
Associated Grocers of Florida, Inc.	113	113
Central de abastos del Caribe S.A.	71	71
La Promotora S.A.	50	50
Sociedad de acueducto, alcantarillado y aseo de Barranquilla S.A. E.S.P.	14	14
Total financial assets measured at fair value through other comprehensive income	10,676	10,676

(2)	Derivative instruments designated as hedging instrument relates to swap of interest rates. The fair value of these instruments is determined based on valuation models.

At March 31, 2024, relates to the following transactions:

	Nature of risk hedged	Hedged item	Range of rates for hedged item	Range of rates for hedge instruments	Fair value
Swap	Interest rate	Loans and borrowings	IBR 3M	9.0120%	1,474

The detail of maturities of these hedge instruments at March 31, 2024, is shown below:

	Less than 1 month	From 1 to 3 months	From 3 to 6 months	From 6 to 12 months	More than 12 months	Total
Swap	-	897	577	-	-	1,474

At December 31, 2023, relates to the following transactions:

	Nature of risk hedged	Hedged item	Range of rates for hedged item	Range of rates for hedge instruments	Fair value
Swap	Interest rate	Loans and borrowings	IBR 3M	9.0120%	2,378

The detail of maturities of these hedge instruments at December 31, 2023 is shown below:

	Less than 1 month	From 1 to 3 months	From 3 to 6 months	From 6 to 12 months	More than 12 months	Total
Swap	998	-	871	509	-	2,378

At March 31, 2024 and at December 31, 2023, there are no restrictions or liens on financial assets that restrict their sale.

None of the assets were impaired at March 31, 2024, and at December 31, 2023.

Note 12. Property, plant and equipment, net

	March 31, 2024	December 31, 2023
Land	445,269	445,269
Buildings	960,056	960,056
Machinery and equipment	881,661	881,732
Furniture and fixtures	540,362	539,865
Assets under construction	5,778	6,139
Improvements to third-party properties	454,924	457,570
Vehicles	7,582	7,584
Computers	294,321	293,597
Other property, plant and equipment	289	289
Total property, plant and equipment, gross	3,590,242	3,592,101
Accumulated depreciation	(1,642,363)	(1,598,509)
Total property, plant and equipment, net	1,947,879	1,993,592

The movement of the cost of property, plant and equipment, accumulated depreciation and impairment loss during the reporting periods is shown below:

Cost	Land	Buildings	Machinery and equipment	Furniture and fixtures	Assets under construction	Improvements to third party properties	Vehicles	Computers	Other property, plant and equipment	Total
Balance at December 31, 2022	447,733	944,782	827,612	518,827	10,156	429,942	8,724	277,754	16,050	3,481,580
Additions	-	5,230	19,145	9,285	-	8,033	-	4,174	-	45,867
Disposals and derecognition	-	-	(5,173)	(1,647)	-	(16)	-	(1,121)	-	(7,957)
(Decrease) from transfers (to) other balance sheet accounts - tax assets	-	-	(3,027)	(1,227)	(1,001)	586	-	(631)	-	(5,300)
Increase from transfers from other balance sheet accounts – Intangibles	-	-	63	-	-	-	-	1,209	-	1,272
Balance at March 31, 2023	447,733	950,012	838,620	525,238	9,155	438,545	8,724	281,385	16,050	3,515,462

Balance at December 31, 2023	445,269	960,056	881,732	539,865	6,139	457,570	7,584	293,597	289	3,592,101
Additions	-	-	5,431	1,386	-	4,534	-	1,081	-	12,432
Disposals and derecognition	-	-	(4,771)	(687)	(3)	(7,410)	(2)	(276)	-	(13,149)
(Decreases) increases from transfers between accounts of property, plant and equipment	-	-	-	-	(230)	230	-	-	-	-
(Decrease) from transfers (to) other balance sheet accounts - tax assets	-	-	(731)	(202)	(128)	-	-	(81)	-	(1,142)
Balance at March 31, 2024	445,269	960,056	881,661	540,362	5,778	454,924	7,582	294,321	289	3,590,242

Accumulated depreciation	Buildings	Machinery and equipment	Furniture and fixtures	Improvements to third party properties	Vehicles	Computers	Other property, plant and equipment	Total
Balance at December 31, 2022	228,805	462,032	337,282	227,500	7,591	152,918	6,373	1,422,501
Depreciation	7,060	17,630	13,066	9,203	202	7,740	197	55,098
Disposals and derecognition	-	(4,353)	(1,422)	-	-	(437)	-	(6,212)
Balance at March 31, 2023	235,865	475,309	348,926	236,703	7,793	160,221	6,570	1,471,387

Balance at December 31, 2023	256,273	512,902	382,109	258,768	7,126	181,327	4	1,598,509
Depreciation	7,170	17,241	11,685	8,856	75	8,419	-	53,446
Disposals and derecognition	-	(4,412)	(585)	(4,319)	(2)	(274)	-	(9,592)
Balance at March 31, 2024	263,443	525,731	393,209	263,305	7,199	189,472	4	1,642,363

Assets under construction are represented by those assets in process of construction and process of assembly not ready for their intended use as expected by the Company management, and on which costs directly attributable to the construction process continue to be capitalized if they are qualifying assets.

The cost of property, plant and equipment does not include the balance of estimated dismantling and similar costs, based on the assessment and analysis made by the Company which concluded that there are no contractual or legal obligations at acquisition.

At March 31, 2024 and at December 31, 2023 no restrictions or liens have been imposed on items of property, plant and equipment that limit their sale, and there are no commitments to acquire, build or develop property, plant and equipment.

At March 31, 2024 and at December 31, 2023, property, plant and equipment have no residual value that affects depreciable amount.

At March 31, 2024 and at December 31, 2023, the Company has insurance for cover the loss ‘risk over this property, plant and equipment.

Note 12.1 Additions to property, plant and equipment for cash flow presentation purposes

	Quarters ended March 31
	2024	2023
Additions	12,432	45,867
Additions to trade payables for deferred purchases of property, plant and equipment	(76,264)	(56,030)
Payments for deferred purchases of property, plant and equipment	113,505	124,146
Acquisition of property, plant and equipment in cash	49,673	113,983

Note 13. Investment properties, net

The Company’s investment properties are business premises and land held to generate income from operating leases or future appreciation of their value.

The net balance of investment properties is shown below:

	March 31, 2024	December 31, 2023
Land	43,087	43,087
Buildings	29,576	29,576
Constructions in progress	850	850
Total cost of investment properties	73,513	73,513
Accumulated depreciation	(8,340)	(8,123)
Impairment	(62)	(62)
Total investment properties, net	65,111	65,328

The movements in the cost of investment properties, accumulated depreciation and impairment losses during the period presented are as follows:

Accumulated depreciation	Buildings
Balance at December 31, 2022	7,258
Depreciation expenses	181
Balance at March 31, 2023	7,439

Balance at December 31, 2023	8,123
Depreciation expenses	217
Balance at March 31, 2024	8,340

At March 31, 2024 and at December 31, 2023, there are no limitations or liens imposed on investment property that restrict realization or tradability thereof.

At March 31, 2024 and at December 31, 2023, the Company is not committed to acquire, build or develop new investment property. Neither there are compensations from third parties arising from the damage or loss of investment property.

In note 35 discloses the fair value of investment property, based on the appraisal carried out by an independent third party.

Note 14. Leases

Note 14.1 Right of use asset, net

	March 31, 2024	December 31, 2023
Right of use asset	3,328,897	3,203,928
Accumulated depreciation	(1,722,018)	(1,647,077)
Total right of use asset, net	1,606,879	1,556,851

The movement of right of use asset and depreciation thereof, during the reporting periods, is shown below:

Cost
Balance at December 31, 2022	2,929,731
Increase from new contracts	5,021
Remeasurements from existing contracts (1)	165,150
Derecognition and disposal (2)	(9,496)
Balance at March 31, 2023	3,090,406

Balance at December 31, 2023	3,203,928
Increase from new contracts	11,206
Remeasurements from existing contracts (1)	117,849
Derecognition and disposal (2)	(3,505)
Others	(581)
Balance at March 31, 2024	3,328,897

Accumulated depreciation
Balance at December 31, 2022	1,341,788
Depreciation	68,167
Derecognition and disposal (2)	(6,480)
Balance at March 31, 2023	1,403,475

Balance at December 31, 2023	1,647,077
Depreciation	78,406
Derecognition and disposal (2)	(3,465)
Balance at March 31, 2024	1,722,018

(1)	Mainly results from the extension of contract terms, indexation, or lease modifications.

(2)	Mainly results from the early termination of lease contracts.

The cost of right of use asset by class of underlying asset is shown below:

	March 31, 2024	December 31, 2023
Buildings	3,321,571	3,196,471
Equipment	5,206	5,206
Vehicles	2,120	2,251
Total	3,328,897	3,203,928

Accumulated of depreciation of right of use assets by class of underlying asset is shown below:

	March 31, 2024	December 31, 2023
Buildings	1,715,745	1,641,125
Equipment	4,969	4,664
Vehicles	1,304	1,288
Total	1,722,018	1,647,077

Depreciation expense by class of underlying asset is shown below:

	Quarters ended March 31
	2024	2023
Buildings	77,954	67,646
Equipment	305	365
Vehicles	147	156
Total depreciation	78,406	68,167

The Company is not exposed to the future cash outflows for extension options or termination options. Additionally, there are no residual value guarantees, restrictions nor covenants imposed by leases.

At March 31, 2024, the average remaining term of lease contracts is 11.40 years (11.50 years as at December 31, 2023), which is also the average remaining period over which the right of use asset is depreciated.

Note 14.2 Lease liabilities

	March 31, 2024	December 31, 2023
Lease liabilities (1)	1,826,986	1,771,142
Current	299,795	290,080
Non-Current	1,527,191	1,481,062

(1)	Includes $490,205 (December 31, 2023- $459,763) of lease liabilities with related parties (Note 9.5).

The movement in lease liabilities is as shown:

Balance at December 31, 2022	1,787,096
Additions	5,021
Accrued interest	30,468
Remeasurements	165,150
Terminations	(2,498)
Payments of lease liabilities including interests	(97,272)
Balance at March 31, 2023	1,887,965

Balance at December 31, 2023	1,771,142
Additions	11,206
Accrued interest	37,448
Remeasurements	117,849
Terminations	(97)
Payments of lease liabilities including interests	(110,562)
Balance at March 31, 2024	1,826,986

Below are the future lease liability payments at March 31, 2024:

Up to one year	437,480
From 1 to 5 years	1,159,703
More than 5 years	944,134
Minimum lease liability payments	2,541,317
Future financing (expenses)	(714,331)
Total minimum net lease liability payments	1,826,986

Note 15. Other intangible assets, net

The net balance of other intangible assets, net is shown below:

	March 31, 2024	December 31, 2023
Trademarks	86,431	86,427
Computer software	237,118	239,493
Rights	20,491	20,491
Other	22	22
Total cost of other intangible assets	344,062	346,433
Accumulated amortization	(157,112)	(156,087)
Total other intangible assets, net	186,950	190,346

The movement of the cost of intangible and of accumulated depreciation is shown below:

Cost	Trademarks (1)	Computer software	Rights	Other	Total
Balance at December 31, 2022	81,131	232,398	20,491	22	334,042
Additions	5,296	3,480	-	-	8,776
Transfers to other balance sheet accounts – property, plant and equipment	-	(1,272)	-	-	(1,272)
Other minor	-	7	-	-	7
Balance at March 31, 2023	86,427	234,613	20,491	22	341,553

Balance at December 31, 2023	86,427	239,493	20,491	22	346,433
Additions	4	3,680	-	-	3,684
(Disposals and derecognition)	-	(6,055)	-	-	(6,055)
Balance at March 31, 2024	86,431	237,118	20,491	22	344,062

Accumulated amortization	Computer software	Total
Balance at December 31, 2022	142,838	142,838
Amortization	6,272	6,272
Balance at March 31, 2023	149,110	149,110

Balance at December 31, 2023	156,087	156,087
Amortization	6,699	6,699
Disposals and derecognition	(5,674)	(5,674)
Balance at March 31, 2024	157,112	157,112

(1)	Represents Surtimax trademark in amount of $17,427 acquired upon the merger with Carulla Vivero S.A., Super Inter trademark acquired upon the business combination with Comercializadora Giraldo Gómez y Cía. S.A. in amount of $63,704, Taeq trademark acquired in 2023 in amount of $5,296 and Finlandek trademark acquired in 2024 in amount of $4.

The trademarks have an indefinite useful life. The Company estimates that there is no foreseeable time limit over which these assets are expected to generate net cash inflows, and consequently they are not amortized.

The rights have an indefinite useful life. The Company estimates that there is no foreseeable time limit over which these assets are expected to generate net cash inflows, and consequently these are not amortized.

At March 31, 2024 and at December 31, 2023, other intangible assets are not limited or subject to lien that would restrict their sale. In addition, there are no commitments to acquire or develop other intangible assets.

Note 16. Goodwill

The balance of goodwill is as follows:

	March 31, 2024	December 31, 2023
Carulla Vivero S.A.	827,420	827,420
Súper Ínter	453,649	453,649
Cafam	122,219	122,219
Others	49,789	49,789
Total goodwill	1,453,077	1,453,077

Goodwill has indefinite useful life on the grounds of the Company’s considerations thereon, and consequently it is not amortized.

Note 17. Investments accounted for using the equity method

The balance of investments accounted for using the equity method includes:

Company	Classification	March 31, 2024	December 31, 2023
Spice Investment Mercosur S.A.	Subsidiary	2,036,767	1,958,360
Patrimonio Autónomo Viva Malls	Subsidiary	1,011,510	1,022,196
Onper Investment 2015 S.L.	Subsidiary	896,539	602,306
Compañía de Financiamiento Tuya S.A.	Joint venture	248,795	220,079
Éxito Industrias S.A.S.	Subsidiary	229,759	225,768
Logística, Transporte y Servicios Asociados S.A.S.	Subsidiary	22,437	19,996
Puntos Colombia S.A.S.	Joint venture	12,082	9,986
Almacenes Éxito Inversiones S.A.S.	Subsidiary	7,255	5,859
Marketplace Internacional Éxito y Servicios S.A.S.	Subsidiary	6,046	6,263
Transacciones Energéticas S.A.S. E.S.P.	Subsidiary	4,798	4,290
Fideicomiso Lote Girardot	Subsidiary	3,850	3,850
Éxito Viajes y Turismo S.A.S.	Subsidiary	3,242	6,728
Patrimonio Autónomo Iwana	Subsidiary	2,745	2,814
Sara ANV S.A.	Joint venture	1,911	2,292
Depósito y Soluciones Logísticas S.A.S.	Subsidiary	409	409
Gestión y Logistica S.A.	Subsidiary	171	170
Total investments accounted for using the equity method		4,488,316	4,091,366

There are no restrictions on the capability of investments accounted for using the equity method to transfer funds to the Company in the form of cash dividends, or loan repayments or advance payments.

The Company has no contingent liabilities incurred related to its participation therein.

The Company has no constructive obligations acquired on behalf of investments accounted for using the equity method arising from losses exceeding the interest held in them.

These investments have no restrictions or liens that affect the interest held in them.

Note 18. Non-cash transactions

During the quarters ended at March 31, 2024, and March 31, 2023, the Company had non-cash additions to property, plant and equipment, and to right of use assets, that were not included in the statement of cash flow, presented in Note 12.1 and 14, respectively.

Note 19. Loans and borrowing

The balance of loans and borrowing is shown below:

	March 31, 2024	December 31, 2023
Bank loans	1,789,619	815,518
Current	1,583,251	578,706
Non-current	206,368	236,812

The movement in loans and borrowing during the reporting periods is shown below:

Balance at December 31, 2022	791,098
Proceeds from loans and borrowing	700,000
Interest accrued	38,512
Repayments of interest on loans and borrowings	(36,532)
Balance at March 31, 2023	1,493,078

Balance at December 31, 2023 (1)	815,518
Proceeds from loans and borrowing (2)	1,000,000
Interest accrued	48,435
Repayments of interest on loans and borrowings (3)	(74,334)
Balance at March 31, 2024	1,789,619

(1)	The balance at December 31, 2023 mainly includes $108,969 of a bilateral credit taken on March 27, 2020, $136,727 of a bilateral credit taken on June 3, 2020 and the extension of a bilateral credit with three new bilateral credits in amounts of $202,663; $126,478 y $114,053 taken on March 26, 2021 as well as $101,280 and $25,348 of anew bilateral credits taken on August 28, 2023.

(2)	The Company requested disbursement of $30,000; $70,000 y $230,000 against one of its outstanding bilateral revolving credits entered February 18, 2022; disbursement of $300,000 against the bilateral revolving credit entered on October 10, 2022, and disbursement of $200,000 against other bilateral revolving credit entered on April 4, 2022.

In February 2024, the Company requested disbursements for $70,000 against the bilateral revolving credit entered on February 18, 2022 and for $100,000 against the bilateral revolving credit entered on February 12, 2024.

(3)	During the quarter ended March 31, 2024, the Company paid $50,000 corresponding on the renewal on the bilateral credit contract signed on March 26, 2021 and paid $24,334 in interest.

These loans are measured at amortized cost using the effective interest rate method; transaction costs are not included in the measurement, since they were not incurred.

Below is a detail of maturities for non-current loans and borrowings outstanding at March 31, 2024, discounted at present value:

Year	Total
2025	94,185
2026	58,867
2027	27,892
>2028	25,424
206,368

As of March 31, 2024, the Company has not available unused credit lines.

Covenants

Under loans and borrowing contracts, the Company is subject to comply with the following financial covenants, as long as the Company has payment obligations arising from the contracts executed on March 27, 2020, the Company is committed to maintain a leverage financial ratio of less than 2.8x. Such ratio will be measured annually on April 30 or, if not a working day, the next working day, based on the audited separate financial statements of the Company for each annual period.

As at December 31, 2023, the Company complied with its covenants.

Additionally, from the same loans and borrowing contracts the Company is subject to comply with some non-financial covenant, which at December 31, 2023, were complied.

Note 20. Employee benefits

The balance of employee benefits is shown below:

	March 31, 2024	December 31, 2023
Defined benefit plans	19,925	19,424
Long-term benefit plan	1,828	1,770
Total employee benefits	21,753	21,194
Current	3,551	2,992
Non-Current	18,202	18,202

Note 21. Provisions

The balance of provisions is shown below:

	March 31, 2024	December 31, 2023
Legal proceedings (1)	14,423	14,442
Restructuring	17,712	5,125
Taxes other than income tax	242	242
Other	9,512	8,096
Total provisions	41,889	27,905
Current	30,405	16,406
Non-Current	11,484	11,499

At March 31, 2024 and at December 31, 2023, there are no provisions for onerous contracts.

(1)	Provisions for legal proceedings are recognized to cover estimated probable losses arising from lawsuits brought against the Company, related to labor and civil matters, which are assessed based on the best estimation of cash outflows required to settle a liability on the date of preparation of the financial statements. There is no individual material process included in these provisions. The balance is comprised of:

	March 31, 2024	December 31, 2023
Labor legal proceedings	8,064	8,031
Civil legal proceedings	6,359	6,411
Total legal proceedings	14,423	14,442

Balances and movement of provisions during the reporting periods are as follows:

	Legal proceedings	Taxes other than income tax	Restructuring	Other	Total
Balance at December 31, 2022	12,695	3,578	10,457	7,451	34,181
Increase	819	-	-	1,461	2,280
Payments	(411)	-	(6,473)	(1,813)	(8,697)
Reversals (not used)	(468)	(3,337)	(797)	(336)	(4,938)
Balance at March 31, 2023	12,635	241	3,187	6,763	22,826

Balance at December 31, 2023	14,442	242	5,125	8,096	27,905
Increase	798	-	16,144	6,351	23,293
Payments	(393)	-	(3,557)	(1,435)	(5,385)
Reversals (not used)	(424)	-	-	(3,500)	(3,924)
Balance at March 31, 2024	14,423	242	17,712	9,512	41,889

Note 22. Trade payables and other payable

	March 31, 2024	December 31, 2023
Payables to suppliers of goods	2,108,788	2,024,389
Payables and other payable - agreements (1)	714,126	1,561,620
Payables to other suppliers	236,953	252,212
Employee benefits	109,627	166,428
Withholding tax payable (2)	129,552	42,537
Dividends payable (3)	67,842	2,315
Purchase of assets (4)	49,218	87,623
Tax payable	6,096	9,033
Other	40,842	35,515
Total trade payables and other payable	3,463,044	4,181,672
Current	3,443,702	4,144,324
Non-Current	19,342	37,348

(1)	The detail of payables and other payable - agreements is shown below:

	March 31, 2024	December 31, 2023
Payables to suppliers of goods	661,375	1,428,380
Payables to other suppliers	52,751	133,240
Total payables and other payable – agreements	714,126	1,561,620

(2)	It corresponds to declarations of withholding taxes and other taxes that are pending payment, and which will be offset with the balance in favor of the income tax return for the year 2023.

(3)	The increase corresponds to the dividends declared on 2024.

(4)	The reduction is basically because a payment for $20,530 from Clearpath contract and a payment for $17,595 from others contracts.

In Colombia, receivable anticipation transactions are initiated by suppliers who, at their sole discretion, choose the banks that will advance financial resources before invoice due dates, according to terms and conditions negotiated with the Company.

The Company cannot direct a preferred or financially related bank to the supplier or refuse to carry out transactions, as local legislation ensures the supplier’s right to freely transfer the title/receivable to any bank through endorsement.

Additionally, the Company enter into agreements with some financial institutions in Colombia, which grant an additional payment period for these anticipated receivables of the suppliers. The terms under such agreements are not unique to the Company but are based on market practices in Colombia applicable to other players in the market that don’t legally modify the nature of the commercial transactions.

Note 23. Income tax

Note 23.1. Tax regulations applicable to the Company

a.	For taxable 2024 and 2023 the income tax rate for corporates is 35%. For taxable 2023 and onwards, the minimum tax rate calculated on financial profit may not be less than 15%, if so, it will increase by the percentage points required to reach the indicated effective tax rate.

b.	The base to assess the income tax under the presumptive income model is 0% of the net equity held on the last day of the immediately preceding taxable period.

c.	The tax on occasional payable by legal entities on total occasional gains obtained during the taxable year. For 2024 and 2023 the rate is 15%.

d.	A tax on dividends paid to individual residents in Colombia was established at a rate of 10%, triggered when the amount distributed is higher than 300 UVT (equivalent to $14 in 2024) when such dividends have been taxed upon the distributing companies. For domestic companies, the tax rate is 7.5% when such dividends have been taxed upon the distributing companies. For individuals not residents of Colombia and for foreign companies, the tax rate is 10% when such dividends have been taxed upon the distributing companies. When the earnings that give rise to dividends have not been taxed upon the distributing company, the tax rate applicable to shareholders is 35% for 2024 and 2023.

e.	Taxes, levies and contributions actually paid during the taxable year or period are 100% deductible as long as they are related with proceeds of company’s economic activity accrued during the same taxable year or period, including affiliation fees paid to business associations. VAT on the acquisition, formation, construction or import of productive real fixed assets may be discounted from the income tax. The tax on financial transactions is a permanent tax. 50% of such tax is deductible, provided that the tax paid is duly supported.

f.	The income withholding tax on payments abroad is 20% on consultancy services, technical services, technical assistance, professional fees, royalties, leases and compensations and 35% for management or administration services. The income tax withholding rate on payments abroad is 0% for services such as consultancy, technical services or technical assistance provided by third parties with physical residence in countries that have entered double-taxation agreements.

g.	The annual adjustment applicable at December 31, 2023 to the cost of furniture and real estate deemed fixed assets is 12.40%.

h.	The tax base adopted is the accounting according to the International Financial Reporting Standards (IFRS) authorized by the International Accounting Standards Board (IASB) with certain exceptions regarding the realization of revenue, recognition of costs and expenses and the merely accounting effects of the opening balance upon adoption of these standards.

Tax credits

Pursuant to tax regulations in force, the time limit to offset tax losses is 12 years following the year in which the loss was incurred.

Excess presumptive income over ordinary income may be offset against ordinary net income assessed within the following five (5) years.

Company losses are not transferrable to shareholders. In no event of tax losses arising from revenue other than income and occasional gains, and from costs and deductions not related with the generation of taxable income, it will be offset against the taxpayer’s net income.

At March 31, 2024, the Company has accrued $61,415 (at December 31, 2023 - $61,415) excess presumptive income over net income.

The movement of the Company excess presumptive income over net income during the reporting period is shown below:

Balance at December 31, 2022	211,190
Offsetting of presumptive income against net income for the period	(149,775)
Balance at December 31, 2023	61,415
Movements of excess presumptive income	-
Balance at March 31, 2024	61,415

At March 31, 2024, the Company has accrued tax losses amounting to $878,457 (at December 31, 2023 - $740,337).

The movement of tax losses at the Company during the reporting period is shown below:

Balance at December 31, 2022	740,337
Tax expense during the period	-
Balance at December 31, 2023	740,337
Tax expense during the period	138,120
Balance at March 31, 2024	878,457

Finality of tax returns

The general finality of income tax returns is 3 years, and for taxpayers required to file transfer pricing information and returns giving rise to loss and tax offsetting is 5 years.

For 2024 and until 2026, if there is a 35% increase in the net income tax with respect to the net income tax of the previous period, the finality of the tax returns will be six months; if there is a 25% increase in the net income tax with respect to the net income tax of the previous period, the finality of the tax returns will be twelve months.

The income tax return for 2022, 2021 and 2020 showing a balance receivable is open to review for 5 years as of filing date; the income tax return for 2019 showing tax losses and a balance receivable is open to review for 5 years as of filing date; the income tax returns for 2018, 2017 and 2016 where tax losses and balances receivable were assessed, are open to review for 12 years as of filing date; the income tax for equality CREE return for 2016 where tax losses and a balance receivable were assessed is open to review for 12 years as of filing date.

Tax advisors and Company management are of the opinion that no additional taxes payable will be assessed, other than those carried at March 31, 2024.

Note 23.2. Current tax assets and liabilities

The balances of current tax assets and liabilities recognized in the statement of financial position are:

Current tax assets:

	March 31, 2024	December 31, 2023
Income tax credit receivable	339,904	274,411
Tax discounts applied	135,806	133,608
Industry and trade tax advances and withholdings	56,023	70,904
Tax discounts from taxes paid abroad	17,404	17,257
Total current tax assets	549,137	496,180

Current tax liabilities

	March 31, 2024	December 31, 2023
Industry and trade tax payable	70,381	96,829
Tax on real estate	19,277	3,620
Total current tax liabilities	89,658	100,449

Note 23.3. Income tax

The reconciliation between accounting (loss) income and the net (loss) income and the calculation of the tax expense are as follows:

	Quarters ended March 31,
	2024	2023
(Loss) gain before income tax	(77,406)	36,839
Add
Non-deductible expenses	10,990	7,214
Tax on financial transactions	3,446	3,258
Provisions and receivables write-offs	2,019	(741)
Fines, penalties and litigation	224	152
Taxes taken on and revaluation	70	241
Net income - recovery of depreciation of assets sold	50	-
Less
IFRS adjustments with no tax effects (1)	(69,763)	(131,812)
Tax-exempt dividends received from subsidiaries	(4,242)	(2,620)
Recovery of costs and expenses	(2,551)	(2,225)
Deduction from hiring of handicapped employees	(637)	(619)
Effect of accounting results of foreign subsidiaries	(270)	(348)
Derecognition of gain from the sale of assets reported as occasional gain	(50)	(4,958)
30% additional deduction on salaries paid to apprentices	-	(18)
Tax deduction of goodwill in addition to accounting goodwill	-	6
Net (loss)	(138,120)	(95,631)
Income tax rate	35%	35%
Subtotal current income tax (expense)	-	-
Adjustment in respect of current income tax of prior periods	(580)	-
(Expense) tax paid abroad	-	(700)
Total current income tax (expense)	(580)	(700)

(1)	IFRS adjustments with no tax effects are:

	Quarters ended March 31,
	2024	2023
Other accounting expenses with no tax effects	118,896	1,718
Accounting provisions	17,689	8,738
Untaxed dividends of subsidiaries	4,242	-
Other accounting not for tax purposes (revenue), net	3,371	(26,525)
Taxed actuarial estimation	214	547
Taxed leases	(69,090)	30,650
Net results using the equity method	(60,020)	(50,432)
Non-accounting costs for tax purposes	(34,027)	(15,328)
Excess personnel expenses for tax purposes over accounting personnel expenses	(36,168)	(8,276)
Excess tax depreciation over accounting depreciation	(11,218)	(11,826)
Recovery of provisions	(4,450)	(13,351)
Exchange difference, net	798	(50,343)
Non-deductible taxes	-	(4)
Taxed dividends from subsidiaries	-	2,620
Total	(69,763)	(131,812)

The components of income tax income recorded in the income statement are as follows:

	Quarters ended March 31,
	2024	2023
Deferred income tax gain (Note 23.4)	40,123	8,979
Adjustment in respect of current income tax of prior periods	(580)	-
(Expense) tax paid abroad	-	(700)
Total income tax	39,543	8,279

Note 23.4. Deferred tax

	March 31, 2024			December 31, 2023
	Deferred tax assets	Deferred tax liabilities	Deferred tax, net	Deferred tax assets	Deferred tax liabilities	Deferred tax, net
Lease liability	639,445	-	639,445	619,900	-	619,900
Tax losses	307,460	-	307,460	259,118	-	259,118
Tax credits	61,449	-	61,449	61,449	-	61,449
Excess presumptive income	21,495	-	21,495	21,495	-	21,495
Trade payables and other payables	4,327	-	4,327	11,389	-	11,389
Investment property	-	(42,257)	(42,257)	-	(41,499)	(41,499)
Buildings	-	(139,352)	(139,352)	-	(138,744)	(138,744)
Goodwill	-	(217,694)	(217,694)	-	(217,687)	(217,687)
Right of use asset	-	(559,777)	(559,777)	-	(542,196)	(542,196)
Other	108,772	(14,645)	94,127	113,543	(16,108)	97,435
Total	1,142,948	(973,725)	169,223	1,086,894	(956,234)	130,660

The movement of net deferred tax to the statement of profit or loss and the statement of comprehensive income is shown below:

	Quarters ended March 31,
	2024	2023
Gain from deferred tax recognized in income	40,123	8,979
(Expense) gain from deferred tax recognized in other comprehensive income	(1,560)	2,957
Total movement of net deferred tax	38,563	11,936

Temporary differences related to investments in subsidiaries, associates and joint ventures, for which no deferred tax liabilities have been recognized at March 31, 2024 amounted to $1,278,548 (at December 31, 2023 - $971,259).

Note 23.5. Income tax consequences related to payments of dividends

There are no income tax consequences related to the payment of dividends in either 2024 or 2023 by the Company to its shareholders.

Note 24. Derivative instruments and collections on behalf of third parties

The balance of derivative instruments and collections on behalf of third parties is shown below:

	March 31, 2024	December 31, 2023
Collections on behalf of third parties (1)	272,611	132,776
Derivative financial instruments (2)	10,696	11,299
Derivative financial instruments designated as hedge instruments (3)	1,392	5,488
Total derivative instruments and collections on behalf of third parties	284,699	149,563

(1)	Collections on behalf of third parties includes amounts received for services where the Company acts as an agent, such as travel agency sales, card collections, money collected for subsidiaries as part of the in-house cash program and payments and banking services provided to customers. Include $197,119 (at December 31, 2023 - $60,594) with related parties (Note 9.6).

(2)	The detail of maturities of these instruments at March 31, 2024 is shown below:

Derivative	Less than 3 months	From 3 to 6 months	From 6 to 12 months	More than 12 months	Total
Forward	9,536	1,160	-	-	10,696

The detail of maturities of these instruments at December 31, 2022 is shown below:

Derivative	Less than 3 months	From 3 to 6 months	From 6 to 12 months	More than 12 months	Total
Forward	6,938	4,361	-	-	11,299

(3)	Derivative instruments designated as hedging instrument are related to forward. The fair value of these instruments is determined based on valuation models.

At March 31, 2024, relates to the following transactions:

	Nature of risk hedged	Hedged item	Rate of hedged item	Average rates for hedge instruments	Fair value
Forward	Exchange rate	Trade payables	USD/COP	1 USD / $3,991.19	1,392

The detail of maturities of these hedge instruments at March 31, 2024 is shown below:

	Less than 1 month	From 1 to 3 months	From 3 to 6 months	From 6 to 12 months	More than 12 months	Total
Forward	817	575	-	-	-	1,392

At December 31, 2023, relates to the following transactions:

	Nature of risk hedged	Hedged item	Rate of hedged item	Average rates for hedge instruments	Fair value
Forward	Exchange rate	Trade payables	USD/COP	1 USD / $4,204.54	5,488

The detail of maturities of these hedge instruments at December 31, 2023 is shown below:

	Less than 1 month	From 1 to 3 months	From 3 to 6 months	From 6 to 12 months	More than 12 months	Total
Forward	2,621	2,867	-	-	-	5,488

Note 25. Other liabilities

The balance of other liabilities is shown below:

	March 31, 2024	December 31, 2023
Deferred revenues (1)	115,983	200,205
Advance payments under lease agreements and other projects	2,818	2,353
Repurchase coupon	196	239
Instalments received under “plan resérvalo”	160	160
Total other liabilities	119,157	202,957
Current	116,819	200,604
Non-Current	2,338	2,353

(1)	Mainly relates to payments received for the future sale of products through means of payment, property leases and strategic alliances.

The Company considers deferred revenues as contractual liabilities. The movement of deferred revenue and the related revenue recognized during the reporting periods, is shown below:

Deferred revenue
Balance at December 31, 2022	143,074
Additions	366,974
Revenue recognized	(414,149)
Balance at March 31, 2023	95,899

Balance at December 31, 2023	200,205
Revenue recognized	(84,222)
Balance at March 31, 2024	115,983

Note 26. Shareholders’ equity

Capital and premium on placement of shares

At March 31, 2024, and at December 31, 2023, the Company authorized capital is represented in 1.590.000.000 common shares with a nominal value of $3.3333 colombian pesos each.

At March 31, 2024, and at December 31, 2023, the number of subscribed shares is 1.344.720.453 and the number of treasury shares reacquired is 46.856.094.

The rights granted on the shares correspond to voice and vote for each share. No privileges have been granted on the shares, nor are the shares restricted in any way. Further, there are no option contracts on the Company´s shares.

The premium on placement of shares represents the surplus paid over the par value of the shares. Pursuant to Colombian legal regulations, this balance may be distributed as profits upon winding-up of the company, or upon capitalization of this value. Capitalization means the transfer of a portion of such premium to a capital account as the result of a distribution of dividends paid in shares of the Company.

Reserves

Reserves are appropriations made by the Company´s General Meeting of Shareholders on the results of prior periods. In addition to the legal reserve, there is an occasional reserve, a reserve for acquisition of treasury shares and a reserve for payments of future dividend.

Other accumulated comprehensive income

The tax effect on the components of other comprehensive income is shown below:

	March 31, 2024			March 31, 2023			December 31, 2023
	Gross value	Tax effect	Net value	Gross value	Tax effect	Net value	Gross value	Tax effect	Net value
Measurement from financial instruments designated at fair value through other comprehensive income	(4,766)	-	(4,766)	(4,538)	-	(4,538)	(4,493)	-	(4,493)
Remeasurement on defined benefit plans	(5,059)	1,793	(3,266)	(736)	334	(402)	(5,059)	1,793	(3,266)
Translation exchange differences	(2,245,987)	-	(2,245,987)	(1,186,157)	-	(1,186,157)	(2,288,677)	-	(2,288,677)
(Loss) on hedge of net investment in foreign operations	(18,977)	-	(18,977)	(18,977)	-	(18,977)	(18,977)	-	(18,977)
Gain from cash-flow hedge	13,213	1,051	14,264	4,535	(1,571)	2,964	8,756	2,611	11,367
Total other accumulated comprehensive income	(2,261,576)	2,844	(2,258,732)	(1,205,873)	(1,237)	(1,207,110)	(2,308,450)	4,404	(2,304,046)

Note 27. Revenue from contracts with customers

The amount of revenue from contracts with customers is as shown:

	Quarters ended March 31,
	2024	2023
Retail sales (1)	3,708,489	3,632,332
Service revenue (2)	96,752	90,403
Other revenue (3)	29,349	15,569
Total revenue from contracts with customers	3,834,590	3,738,304

(1)	Retail sales represent the sale of goods and real estate projects net of returns and sales rebates.

This amount corresponds the following items:

	Quarters ended March 31,
	2024	2023
Retail sales, net of sales returns and rebates	3,705,639	3,603,124
Sale of inventories of real estate project (a)	2,850	29,208
Total retail sales	3,708,489	3,632,332

(a)	As of March 31, 2024, it corresponds to the sale of 14.04% of Exito Occidente real estate project. As of March 31, 2023, it corresponds to the sale of the Galería La 33 real estate project.

(2)	Revenues from services and rental income comprise:

	Quarters ended March 31,
	2024	2023
Distributors	20,462	24,831
Advertising	17,671	19,203
Commissions	15,373	3,550
Lease of real estate	13,596	16,763
Lease of physical space	11,385	7,455
Administration of real estate	6,421	6,067
Banking services	5,047	5,104
Transport	2,767	2,991
Money transfers	2,519	2,263
Other services	1,511	2,176
Total service revenue	96,752	90,403

(3)	Other revenue relates to:

	Quarters ended March 31,
	2024	2023
Recovery employee liabilities	7,498	-
Marketing events	4,035	5,386
Collaboration agreements (a)	3,744	1,683
Recovery of provisions	3,500	-
Leverages of assets	2,365	2,769
Recovery of other liabilities	1,778	-
Royalty revenue	1,159	233
Financial services	1,099	1,042
Technical assistance	491	346
Use of parking spaces	155	437
Other	3,525	3,673
Total other revenue	29,349	15,569

(a)	Represents revenue from the following collaboration agreements:

	Quarters ended March 31,
	2024	2023
Redeban S.A.	1,448	884
Renting Colombia S.A.	1,400	-
Éxito Media	590	767
Alianza Sura	292	-
Moviired S.A.S.	14	32
Total revenue from collaboration agreements	3,744	1,683

Note 28. Distribution, administrative and selling expenses

The amount of distribution, administrative and selling expenses by nature is:

	Quarters ended March 31,
	2024	2023
Employee benefits (Note 29)	208,864	192,828
Depreciation and amortization	115,120	107,198
Taxes other than income tax	76,152	73,528
Fuels and power	48,043	46,475
Repairs and maintenance	42,434	38,252
Services	26,249	28,201
Advertising	23,902	24,402
Security services	21,337	22,981
Commissions on debit and credit cards	20,269	20,500
Professional fees	16,179	17,602
Administration of trade premises	15,558	14,080
Cleaning services	14,450	13,154
Leases	13,952	17,691
Transport	12,888	10,828
Insurance	9,961	9,387
Commissions	4,046	4,196
Expected credit loss expense (Note 7.1)	3,864	3,308
Outsourced employees	3,768	4,104
Cleaning and cafeteria	2,344	2,532
Packaging and marking materials	2,308	3,204
Other commissions	2,149	2,088
Legal expenses	2,115	1,909
Other provision expenses	2,130	2,280
Stationery, supplies and forms	1,426	1,213
Ground transportation	1,167	1,245
Travel expenses	851	3,361
Seguros Éxito collaboration agreement	758	481
Autos Éxito collaboration agreement	166	503
Other	68,195	55,566
Total distribution, administrative and selling expenses	760,645	723,097
Distribution expenses	503,515	478,961
Administrative and selling expenses	48,266	51,308
Employee benefit expenses	208,864	192,828

Note 29. Employee benefit expenses

The amount of employee benefit expenses incurred by each significant category is as follows:

	Quarters ended March 31,
	2024	2023
Wages and salaries	176,232	163,121
Contributions to the social security system	2,915	2,544
Other short-term employee benefits	10,262	9,294
Total short-term employee benefit expenses	189,409	174,959

Post-employment benefit expenses, defined contribution plans	16,066	14,237
Post-employment benefit expenses, defined benefit plans	614	570
Total post-employment benefit expenses	16,680	14,807

Termination benefit expenses	269	139
Other long-term employee benefits	28	34
Other personnel expenses	2,478	2,889
Total employee benefit expenses	208,864	192,828

The cost of employee benefit include in cost of sales is shown in Note 10.2.

Note 30. Other operating (expenses) revenue, net

Other operating revenue

	Quarters ended March 31,
	2024	2023
Reversal of allowance for expected credit losses (Note 7.1)	2,202	3,750
Other indemnification	812	1,252
Recovery of other provisions	511	548
Insurance indemnification	411	70
Recovery of costs and expenses from taxes other than income tax (2)	332	589
Recovery of other provisions for civil proceedings	89	254
Reimbursement of tax-related costs and expenses	-	3,337
Recovery of restructuring expenses	-	797
Total other operating revenue	4,357	10,597

Other operating expenses

	Quarters ended March 31,
	2024	2023
Restructuring expenses	(16,144)	-
Other (1)	(15,241)	(4,268)
Total other operating expenses	(31,385)	(4,268)

(1)	Corresponds to:

	Quarters ended March 31,
	2024	2023
Fees for the reporting process in the New York and Sao Paulo stock exchanges	(8,842)	(3,077)
Store and shops close plan	(5,195)	-
Fees for the projects for the implementation of norms and laws	(1,135)	(1,191)
Others	(69)	-
Total	(15,241)	(4,268)

Other (losses) net:

	Quarters ended March 31,
	2024	2023
Write-off of property, plant and equipment	(3,865)	(908)
Gain from the sale of assets	50	-
Gain (loss) write-off of rights of use	55	(114)
Gain from the early termination of lease contracts	-	52
Total other (losses), net	(3,760)	(970)

Note 31. Financial income and cost

The amount of financial income and cost is as follows:

	Quarters ended March 31,
	2024	2023
Gain from exchange differences	46,861	88,147
Gain from fair value changes in derivative financial instruments	11,272	-
Interest income on cash and cash equivalents (Note 6)	1,960	6,583
Gain from liquidated derivative financial instruments	1,053	25,572
Interest from investment in finance leases	105	109
Other financial income	807	1,388
Total financial income	62,058	121,799

(Loss) from exchange differences	(48,791)	(74,042)
Interest expense on loan and borrowings	(48,435)	(38,512)
Interest expense on lease liabilities	(37,448)	(30,468)
Factoring expenses	(12,157)	(20,640)
Loss from fair value changes in derivative financial instruments	(10,696)	(29,158)
Loss from liquidated derivative financial instruments	(8,979)	(8,622)
Commission expenses	(2,159)	(2,784)
Other financial expenses	(1,037)	(1,214)
Total financial cost	(169,702)	(205,440)
Net financial result	(107,644)	(83,641)

Note 32. Share of income in subsidiaries and joint ventures that are accounted for using the equity method

The share of income in subsidiaries and joint ventures that are accounted for using the equity method is as follows:

	Quarters ended March 31,
	2024	2023
Spice Investments Mercosur S.A.	59,613	66,266
Patrimonio Autónomo Viva Malls	11,970	9,804
Éxito Industrias S.A.S.	4,570	5,050
Logística, Transportes y Servicios Asociados S.A.S.	2,441	619
Puntos Colombia S.A.S.	2,095	1,003
Almacenes Éxito Inversiones S.A.S.	1,395	624
Onper Investments 2015 S.L.	1,114	(6,191)
Éxito Viajes y Turismo S.A.S.	740	1,300
Transacciones Energéticas S.A.S. E.S.P.	508	(53)
Gestión y Logística S.A.	1	(5)
Depósitos y Soluciones Logísticas S.A.S.	-	101
Patrimonio Autónomo Iwana	(58)	(54)
Marketplace Internacional Éxito y Servicios S.A.S.	(217)	(237)
Sara ANV S.A.	(381)	(2)
Compañía de Financiamiento Tuya S.A.	(23,774)	(27,793)
Total	60,017	50,432

Note 33. Earnings per share

Basic earnings per share are calculated based on the weighted average number of outstanding shares of each category during the period.

There were no dilutive potential ordinary shares outstanding for the quarters ended March 31, 2024 and 2023.

The calculation of basic earnings per share for all years presented is as follows:

In financial income for the period:

	Quarters ended March 31,
	2024	2023
Net (loss) profit attributable to shareholders	(37,863)	45,118
Weighted average of the number of ordinary shares attributable to earnings per share (basic)	1.297.864.359	1.297.864.359
Basic and diluted (loss) earnings per share (in Colombian pesos)	(29.17)	34.76

In total comprehensive income:

	Quarters ended March 31,
	2024	2023
Net profit (loss) attributable to the shareholders	7,451	(195,090)
Weighted average of the number of ordinary shares attributable to earnings per share (basic)	1.297.864.359	1.297.864.359
Basic and diluted earnings (loss) per share (in Colombian pesos)	5.74	(150.32)

Note 34. Impairment of assets

No impairment on financial assets were identified at March 31, 2024 and at December 31, 2023, except on trade receivables and other account receivables (Note 7).

Note 35. Fair value measurement

Below is a comparison, by class, of the carrying amounts and fair values of investment property, property, plant and equipment and financial instruments, other than those with carrying amounts that are a reasonable approximation of fair values.

	March 31, 2024		December 31, 2023
	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets
Equity investments (Note 11)	10,676	10,676	10,676	10,676
Forward contracts measured at fair value through income (Note 11)	74	74	-	-
Derivative swap contracts denominated as hedge instruments (Note 11)	1,474	1,474	2,378	2,378
Investments in private equity funds (Note 11)	470	470	472	472
Non-financial assets
Investment property (Note 13)	65,111	162,617	65,328	162,617
Investment property held for sale (Note 39)	2,645	4,505	2,645	4,505
Financial liabilities
Loans and borrowings (Note 19)	1,789,619	1,785,636	815,518	815,866
Forward contracts measured at fair value through income (Note 24)	10,696	10,696	11,299	11,299
Swap contracts denominated as hedge instruments (Note 24)	1,392	1,392	5,488	5,488

The following methods and assumptions were used to estimate the fair values:

	Hierarchy level	Valuation technique	Description of the valuation technique	Significant input data

Assets
Loans at amortized cost	Level 2	Discounted cash flows method	Future cash flows are discounted at present value using the market rate for loans under similar conditions on the date of measurement in accordance with maturity days.	Commercial rate of banking institutions for consumption receivables without credit card for similar term horizons. Commercial rate for housing loans for similar term horizons.

Investments in private equity funds	Level 2	Unit value	The value of the fund unit is given by the preclosing value for the day, divided by the total number of fund units at the closing of operations for the day. The fund administrator appraises the assets daily.	N/A

Forward contracts measured at fair value through income	Level 2	Colombian Peso-US Dollar forward	The difference is measured between the forward agreed- upon rate and the forward rate on the date of valuation relevant to the remaining term of the derivative financial instrument and discounted at present value using a zero-coupon interest rate. The forward rate is based on the average price quoted for the two-way closing price (“bid” and “ask”).

Peso/US Dollar exchange rate set out in the forward contract.

Market representative exchange rate on the date of valuation.

Forward points of the Peso-US Dollar forward market on the date of valuation.

Number of days between valuation date and maturity date.

Zero-coupon interest rate.

Swap contracts measured at fair value through income	Level 2	Operating cash flows forecast model	The method uses swap cash flows, forecasted using treasury security curves of the State that issues the currency in which each flow has been expressed, for further discount at present value, using swap market rates disclosed by the relevant authorities of each country. The difference between cash inflows and cash outflows represents the swap net value at the closing under analysis.	Reference Banking Index Curve (RBI) 3 months. Zero-coupon curve. Swap LIBOR curve. Treasury Bond curve. 12-month CPI

Equity investments	Level 2	Market quote prices

The fair value of such investments is determined as reference to the prices listed in active markets if companies are listed; in all other cases, the investments are measured at the deemed cost as reported in the opening balance sheet, considering that the effect is immaterial and that carrying out a measurement using a valuation technique commonly used by market participants may generate costs higher than the value of benefits.

N/A

Investment in bonds	Level 2	Discounted cash flows method	Future cash flows are discounted at present value using the market rate for investments under similar conditions on the date of measurement in accordance with maturity days.	CPI 12 months + Basis points negotiated

Investment property	Level 3	Comparison or market method	This technique involves establishing the fair value of goods from a survey of recent offers or transactions for goods that are similar and comparable to those being appraised.	N/A

	Hierarchy level	Valuation technique	Description of the valuation technique	Significant input data

Assets
Investment property	Level 3	Discounted cash flows method

This technique provides the opportunity to identify the increase in revenue over a previously defined period of the investment. Property value is equivalent to the discounted value of future benefits. Such benefits represent annual cash flows (both, positive and negative) over a period, plus the net gain arising from the hypothetical sale of the property at the end of the investment period.

Discount rate (12% - 17%) Vacancy rate (0% - 58.94%) Terminal capitalization rate (8.25% - 9.50%)

Investment property	Level 3	Realizable-value method

This technique is used whenever the property is suitable for urban movement, applied from an estimation of total sales of a project under construction, pursuant to urban legal regulations in force and in accordance with the final saleable asset market.

Realizable value

Investment property	Level 3	Replacement cost method

The valuation method consists in calculating the value of a brand-new property, built at the date of the report, having the same quality and comforts as that under evaluation. Such value is called replacement value; then an analysis is made of property impairment arising from the passing of time and the careful or careless maintenance the property has received, which is called depreciation.

Physical value of building and land.

Non-current assets classified as held for trading	Level 2	Realizable-value method

This technique is used whenever the property is suitable for urban development, applied from an estimation of total sales of a project under construction, pursuant to urban legal regulations in force and in accordance with the final saleable asset market.

Realizable Value

	Hierarchy level	Valuation technique	Description of the valuation technique	Significant input data

Liabilities
Financial liabilities measured at amortized cost	Level 2	Discounted cash flows method	Future cash flows are discounted at present value using the market rate for loans under similar conditions on the date of measurement in accordance with maturity days.	Reference Banking Index (RBI) + Negotiated basis points. LIBOR rate + Negotiated basis points.

Swap contracts measured at fair value through income	Level 2	Operating cash flows forecast model	The method uses swap cash flows, forecasted using treasury security curves of the State that issues the currency in which each flow has been expressed, for further discount at present value, using swap market rates disclosed by the relevant authorities of each country. The difference between cash inflows and cash outflows represents the swap net value at the closing under analysis.	Reference Banking Index Curve (RBI) 3 months. Zero-coupon curve. Swap LIBOR curve. Treasury Bond curve. 12-month CPI

Derivative instruments measured at fair value through income	Level 2	Colombian Peso-US Dollar forward	The difference is measured between the forward agreed upon rate and the forward rate on the date of valuation relevant to the remaining term of the derivative financial instrument and discounted at present value using a zero-coupon interest rate. The forward rate is based on the average price quoted for the two-way closing price (“bid” and “ask”).

Peso/US Dollar exchange rate set out in the forward contract.

Market representative exchange rate on the date of valuation.

Forward points of the Peso-US Dollar forward market on the date of valuation.

Number of days between valuation date and maturity date.

Zero-coupon interest rate.

Derivative swap contracts denominated as hedge instruments	Level 2	Discounted cash flows method	The fair value is calculated based on forecasted future cash flows provided by the operation upon market curves and discounting them at present value, using swap market rates.	Swap curves calculated by Forex Finance Market Representative Exchange Rate (TRM)

Lease liabilities	Level 2	Discounted cash flows method	Future cash flows of lease contracts are discounted using the market rate for loans in similar conditions on contract start date in accordance with the non-cancellable minimum term.	Reference Banking Index (RBI) + basis points in accordance with risk profile.

Changes in hierarchies may occur if new information is available, certain information used for valuation is no longer available, there are changes resulting in the improvement of valuation techniques or changes in market conditions.

There were no transfers between level 1, level 2 and level 3 hierarchies during the quarter ended at March 31, 2024.

Note 36. Contingencies

Contingent Assets

The Company has not material contingent assets to disclose at March 31, 2024 and at December 31, 2023.

Contingent Liabilities

Contingent liabilities at March 31, 2024 and at December 31, 2023 are:

(a)	The following proceedings are underway, seeking that the Company be exempted from paying the amounts claimed by the complainant entity:

-	Administrative discussion with DIAN (Colombia National Directorate of Customs) amounting to $42,210 (December 31, 2023 - $40,780) regarding notice of special requirement 112382018000126 of September 17, 2018 informing of a proposal to amend the 2015 income tax return. In September 2021, the Company received a new notice from DIAN, confirming their proposal. However, external advisors regard the proceeding as a contingent liability.

-	Resolutions issued by the District Tax Direction of Bogotá, relating to industry and trade tax for the bimesters 4, 5 and 6 of 2011 for alleged inaccuracy in payments, in the amount of $11,830 (December 31, 2023 - $11,830).

-	Nullity of resolution-fine dated September 2020 ordering reimbursement of the balance receivable assessed in the income tax for taxable 2015 in amount of $2,734 (December 31, 2023 - $2,211).

-	Administrative discussion with the Cali Municipality regarding the notice of special requirement 4279 of April 8, 2021 whereby the Company is invited to correct the codes and rates reported in the Industry and Trade Tax for 2018 in amount of $2,130 (December 31, 2023 - $2,130).

-	Nullity of the Official Assessment Settlement 00019-TS-0019-2021 of February 24, 2021, whereby the Department of Atlántico settles the Security and Citizen Coexistence Tax for the taxable period of February 2015 to November 2019, and the nullity of Resolution 5-3041-TS0019-2021 of November 10, 2021, whereby an appeal for reconsideration is resolved for $1,226 (December 31, 2023 - $1,226).

(b)	Guarantees:

-	The Company granted a collateral on behalf its subsidiary Almacenes Éxito Inversiones S.A.S. to cover a potential default of its obligations. At March 31, 2024, the balance es $3,967 (December 31, 2023 - $3,967).

-	The Company granted a financial collateral on behalf its subsidiary Transacciones Energéticas S.A.S. E.S.P. for $3,000 (December 31, 2023 - $3,000) to cover a potential default of its obligations for the charges for the use of local distribution and regional transmission systems to the market and to the agents where the service is provided.

-	As required by some insurance companies and as a requirement for the issuance of compliance bonds, during 2024 the Company, as joint and several debtors of some of its subsidiaries, have granted certain guarantees to these third parties. Below a detail of guarantees granted:

Type of guarantee	Description and detail of the guarantee	Insurance company
Unlimited promissory note	Compliance bond the Company acts as joint and several debtors of Patrimonio Autónomo Viva Barranquilla	Seguros Generales Suramericana S.A.

These contingent liabilities, whose nature is that of potential liabilities, are not recognized in the statement of financial position; instead, they are disclosed in the notes to the financial statements.

Note 37. Dividends declared and paid

Almacenes Éxito S.A.’s General Meeting of Shareholders held on March 21, 2024, declared a dividend of $65,529, equivalent to an annual dividend of $50.49 Colombian pesos per share. During the quarter ended March 31, 2024, there is no paid for dividends.

The Company´s General Meeting of Shareholders held on March 23, 2023, declared a dividend of $217,392, equivalent to an annual dividend of $167.50 Colombian pesos per share. During the year ended at December 31, 2023 the amount paid was $217,293.

Note 38. Seasonality of transactions

The Company´s operation and cash flow cycles indicate certain seasonality in operating and financial results, as well as financial indicators associated with liquidity and working capital, once there is a concentration during the first and the last quarter of the year, mainly because of Christmas and “Special Price Days”, which is the second most important promotional event of the year. The administration manages these indicators in order to control that risks do not materialize and for those that could materialize it implements action plans in timely; additionally, it monitors the same indicators in order to keep them within industry standards.

Note 39. Assets held for sale

The Company management started a plan to sell certain property seeking to structure projects that allow using such real estate property, increase the potential future selling price and generate resources to the Company. Consequently, certain investment property was classified as assets held for sale.

The balance of assets held for sale, included in the statement of financial position, is shown below:

	March 31, 2024	December 31, 2023
Investment property	2,645	2,645

It corresponds to the La Secreta land negotiated with the buyer during 2019. As of March 31, 2024, 57.93% of the payment for the property has been delivered and received. The rest of the asset will be delivered coincidentally with the asset payments that will be received with the following scheme: 1.19% in 2024 and 40.88% in 2025. The deed of contribution to the trust was signed on December 1, 2020 and was registered on December 30, 2020.

No accrued income or expenses have been recognized in profit or loss or other comprehensive income in relation to the use of these assets.

Note 41. Subsequent events

No events have occurred subsequent to the date of the reporting period that represent significant changes in the financial position and the operations of the Company due to their relevance are required to be disclosed in the financial statements.

Almacenes Éxito S.A.

Certification by the Companie’s Legal Representative and Head Accountant

Envigado, May 8, 2024

We, the undersigned Legal Representative and Head Accountant of Almacenes Éxito S.A. each of us duly empowered and under whose responsibility the accompanying financial statements have been prepared, do hereby certify that regarding the interim separated financial statements, the following assertions therein contained have been verified prior to making them available to you and to third parties:

1.	All assets and liabilities included in the interim separated financial statements, exist, and all transactions included in said interim separated financial statements have been carried out during the quarter ended March 31, 2024 and March 31, 2023.

2.	All economic events achieved by the Company during the quarter ended March 31, 2024 and march 31, 2023, have been recognized in the interim separated financial statements.

3.	Assets represent likely future economic benefits (rights), and liabilities represent likely future economic sacrifice (obligations) obtained by or in charge of the Company at March 31, 2021 and at December 31, 2023.

4.	All items have been recognized at proper values.

5.	All economic events affecting the Company have been properly classified, described and disclosed in the interim separated financial statements.

We do certify the above assertions pursuant to section 37 of Law 222 of 1995.

Further, the undersigned legal representative of Almacenes Éxito S.A., does hereby certify that the interim separated financial statements and the operations of the Company at March 31, 2024 and at December 31, 2023, are free of fault, inaccuracy or misstatement that prevent users from having a true view of its financial position.

This certification is issued pursuant to section 46 of Law 964 of 2005.

Finally, we inform that these accompanying separated financial statements for the quarters ended March 31, 2024 and March 31, 2023 were subjected to a limited review under the International Standard for Review Engagements NITR 2410 (ISRE 2410) - Review of interim financial information, carried out by the Company’s statutory auditor. The report of the statutory auditor for the quarter ended March 31, 2024 is an integral part of these financial statements.